Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus and Sales Agreement Prospectus of NGM Biopharmaceuticals, Inc. for the registration of up to $400,000,000 of its common stock, preferred stock, debt securities and warrants, either individually or in units of any combination thereof, and to the incorporation by reference therein of our report dated March 17, 2020, with respect to the consolidated financial statements of NGM Biopharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California

June 5, 2020